Filed by Coca-Cola Hellenic Bottling Company S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

The following is a an advertisement placed in the Financial Times on April 16, 2013.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors considering participating in the Greek offer (as defined below) should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the prospectus published in connection with the admission of the ordinary shares of Coca-ColaHBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (the “Prospectus”). The Greek offer (as defined below) submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. is made solely by the information memorandum published in connection therewith and which contains the full terms and conditions of such offer, including details of how it may be accepted (the “Information Memorandum”).  A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.  A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr.  A copy of the approved Information Memorandum in Greek is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

COCA-COLA HBC AG

Coca-Cola HBC Reminds Shareholders of Coca-Cola Hellenic of the Expiration Date and
the ADS Tender Deadline in connection with the

Offer to Exchange each Ordinary Share and American Depositary Share of COCA-COLA HELLENIC

for

One Ordinary Share or One American Depositary Share of COCA-COLA HBC

On 19 March 2013, Coca-Cola HBC AG (“Coca-Cola HBC”) launched an offer (the “exchange offer”) to exchange all ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and all American depositary shares, each representing one Coca-Cola Hellenic Share (“Coca-Cola Hellenic ADSs”), for ordinary shares of Coca-Cola HBC (“Coca-Cola HBC Shares”) and American depositary shares, each representing one Coca-Cola HBC Share (“Coca-Cola HBC ADSs”), pursuant to a 1:1 exchange ratio.  The exchange offer is comprised of a Greek offer and a U.S. offer.

The purpose of the exchange offer is to facilitate a premium listing of the Coca-Cola Hellenic group of companies on the London Stock Exchange and a listing on the New York Stock Exchange under a new Swiss holding company, Coca-Cola HBC.  Coca-Cola HBC has also applied for a secondary listing of the Coca-Cola HBC Shares on the Athens Exchange, subject to the receipt of necessary approvals.

The exchange offer and withdrawal rights for tenders of Coca-Cola Hellenic Shares will expire at 2 p.m., Athens time / 12 noon London time / 7 a.m., New York City time, on 19 April 2013.

The deadline for validly tendering and withdrawing Coca-Cola Hellenic ADSs in the U.S. offer is 5:00 p.m., New York City time, on 18 April 2013.

The Information Agent for the exchange offer is:

D.F. King & Co.

International: +44 207 920 9700

United States: +1 (212) 325-2000

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed.  The Greek exchange offer is being made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”).  A separate U.S. exchange offer is being made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who elect to participate in the Greek offer will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.  It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.

Coca-Cola HBC AG has filed with the U.S. Securities and Exchange Commission (the “SEC”)  a registration statement on Form F-4, which includes an offer to exchange/prospectus and related declaration of acceptance and letter of transmittal. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC AG or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.